UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-280767

ENDO LP

(Exact name of registrant as specified in its charter)

9 Great Valley Parkway,

Malvern, Pennsylvania 19355

 +1 (484) 216-0000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock - $0.001 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: Two.

Pursuant to the requirements of the Securities Exchange Act of 1934, Endo LP has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ENDO LP
By: ELP 2025 GP Limited
Its: General Partner

Date: August 5, 2025	By:	/s/ Mark Tyndall
		Name:	Mark Tyndall
		Title:	Authorised Signatory